UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Hon Industries, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   438092 10 8
                                 (CUSIP Number)

                   Warren W. Heidbreder, Bandag, Incorporated
                                  Bandag Center
                           Muscatine, Iowa 52761-5886

         (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 29, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 438092 10 8


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bandag, Incorporated - ID #42-0802143

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         N/A

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Iowa


      NUMBER OF      7  SOLE VOTING POWER
       SHARES
                     8  SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY          0
        EACH
                        0
      REPORTING
       PERSON        9  SOLE DISPOSITIVE POWER
        WITH

                        0

                    10  SHARED DISPOSITIVE POWER


                        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         0

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         0

    14   TYPE OF REPORTING PERSON*


         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer

             This statement relates to the common stock, $1.00 par value ("Common Stock"), of HON INDUSTRIES Inc. ("Issuer"), 414 East Third Street, P. O. Box 1109, Muscatine, Iowa, 52761.

   Item 2.   Identity and Background.

             The person filing this statement is Bandag, Incorporated, an Iowa corporation ("Bandag"), with its headquarters at Bandag Center, Muscatine, Iowa, 52761-5886. Bandag is primarily in the business of retreading used tires for the transportation industry. Bandag has not, during the five years prior to the date hereof, been convicted in a criminal proceeding.

             During the five years prior to the date hereof, Bandag has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Bandag was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             A list of the executive officers, directors and controlling shareholders, including their addresses and principal occupations, is set forth in Exhibit 1 and incorporated herein by reference. To the best knowledge of Bandag, none of these individuals during the five years prior to the date hereof (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Not applicable.

   Item 4.   Purpose of Transaction.

             On October 29, 1997, Bandag, through its wholly-owned subsidiary BTC, Inc., sold 2,395,000 shares of Common Stock in a registered public offering (the "Offering") pursuant to a Registration Statement on Form S-3, File No. 333-36433 (the "Registration Statement"). Upon consummation of the Offering, Bandag held no shares of Common Stock.

             Other than as indicated above, neither Bandag, nor any of its executive officers, directors or controlling shareholders, has any present plans or proposals which relate to or would result in any of the following (although Bandag reserves the right to develop such plans or proposals):
   (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
   (ix) any action similar to any of those enumerated above.

   Item 5.   Interest in Securities of the Issuer.

             (a) - (b) Upon consummation of the Offering, Bandag held no shares of Common Stock of the Issuer. To the best knowledge of Bandag, no shares of Common Stock are beneficially owned by any of its executive officers, directors or controlling shareholders, except for
                       (1) 7,200 shares beneficially owned by Lucille A. Carver, Treasurer and a director, (2) an aggregate of 8,820 shares beneficially owned by Martin G. Carver, Chief Executive Officer, President and a director, and Roy J. Carver, Jr., a director, as trustees of trusts established by Lucille A. Carver for the benefit of her grandchildren, and (3) 1,500 shares beneficially owned by Warren W. Heidbreder, Vice President, Chief Financial Officer and Corporate Secretary. Edgar D. Jannotta, a director of Bandag, is Senior Director of William Blair & Company, L.L.C. ("Blair"). Blair is a market maker in the Common Stock and, as such, may from time to time have a long or short position in the Common Stock.

             (c) The only transaction in Common Stock that was effected by Bandag during the 60 days prior to the Offering was the transfer for no consideration of 2,395,000 shares of Common Stock to Bandag's wholly-owned subsidiary, BTC, Inc. To the best knowledge of Bandag, none of its executive officers, directors or controlling shareholders has effected any transactions in the Common Stock during the past 60 days, except for Martin G. Carver, Chief Executive Officer, President and a director, who, with his wife, sold 8,094 shares of Common Stock at $57-1/4 per share on October 15, 1997.

             (d)       Not Applicable.

             (e) Bandag ceased to be the beneficial owner of more than 5% of the Common Stock on October 29, 1997.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             None.

   Item 7.   Material to be Filed as Exhibits.

             Information concerning certain persons referred to in Item 2 is contained in Exhibit I.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Dated:    October 30, 1997.

                                 BANDAG, INCORPORATED



                                 By:  /s/  David W. Eaton
                                      David W. Eaton
                                      Assistant Secretary

                                  EXHIBIT INDEX

        Exhibit

   1    Information concerning certain persons referred to in Item 2.